Exhibit 99.1

PRESS RELEASE

Formula Systems Reports Second Quarter and First Half 2025 Financial Results

Revenues for the second quarter increased by 11.3% year over year, reaching a second quarter all-time high of $743.4 million.

OR YEHUDA, Israel, Aug. 19, 2025 (GLOBE NEWSWIRE) -- Formula Systems (1985) Ltd. (Nasdaq and TASE: FORTY) (“Formula Systems,” or the “Company”), a global information technology group engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its results of operations for the second quarter and first half period ended June 30, 2025.

Financial Highlights for the Quarter Ended June 30, 2025

●	Revenues for the quarter ended June 30, 2025 increased by 11.3% year over year, reaching a second quarter all-time high of approximately $743.4 million, compared to approximately $667.7 million in the same period last year. This increase was attributable to the confluence of the revenue increases of its various subsidiary companies and affiliates during the quarter, as described in the “Comments of Management” below.

●	Operating income for the quarter ended June 30, 2025 increased by 4.4% year over year, to approximately $67.9 million, compared to approximately $65.0 million in the same period last year. Operating income for the second quarter of 2024 included a one-time income item of approximately $2.9 million, related to a retroactive reimbursement from the Israeli National Insurance Institute in respect of Formula Systems subsidiaries’ employees who were called to reserve duty during the fourth quarter of 2023 and the first quarter of 2024. Excluding the impact of that one-time income in 2024, operating income for the second quarter of 2025 would have reflected an 9.3% year-over-year increase.

●

Net income attributable to Formula Systems’ shareholders for the quarter ended June 30, 2025, decreased by approximately 20.1% year over year, to $15.1 million, or $0.95 per fully diluted share, compared to $18.8 million, or $1.20 per fully diluted share, in the same period last year.

The decrease in net income attributable to Formula Systems’ shareholders was primarily driven by an increase in Financial expenses, net, which totaled approximately $10.2 million in the second quarter of 2025, compared to approximately $3.8 million in the same period last year. The increase in financial expenses mainly reflected adverse exchange rate differences resulting from the appreciation of the New Israeli Shekel (the “NIS”) against the U.S. dollar.

During the second quarter of 2025, the NIS appreciated by 9.3% relative to the U.S. dollar. This appreciation reduced the U.S. dollar value of the Company’s monetary assets, principally cash and cash equivalents and trade receivables denominated in U.S. dollars, which are recorded in NIS (Formula Systems’ and certain of its Israeli subsidiaries functional currency) and subsequently translated into U.S. dollars (Formula Systems’ reporting currency). As a result, the appreciation of the NIS adversely impacted the reported U.S. dollar value of these assets and contributed to the increase in financial expenses.

Financial Highlights for the Six-Month Period Ended June 30, 2025

●	Revenues for the six-month period ended June 30, 2025 increased by 9.7% to a first-half all-time high of approximately $1.5 billion, compared to approximately $1.37 billion in the same period last year. This increase was attributable to the growth in revenue of its various subsidiary companies and affiliates during the six-month period, relative to the first half of 2024.

●	Operating income for the six-month period ended June 30, 2025 increased by 8.5% to approximately $138.4 million, compared to approximately $127.6 million in the same period last year.

●	Net income attributable to Formula Systems’ shareholders for the six-month period ended June 30, 2025 decreased by 4.5% to approximately $34.4 million, or $2.20 per fully diluted share, compared to approximately $36.0 million, or $2.31 per fully diluted share, in the same period last year. This change was attributable to the same trend involving higher financial expenses affecting net income attributable to Formula Systems’ shareholders for the quarter ended June 30, 2025, as described above.

●	As of June 30, 2025, Formula Systems held 48.13%, 43.50%, 46.71%, 100%, 42.34%, 90.1%, 80%, 100%, 100% and 51% of the outstanding ordinary shares of Matrix IT Ltd., Sapiens International Corporation N.V., Magic Software Enterprises Ltd., Michpal Technologies Ltd., TSG IT Advanced Systems Ltd., Insync Staffing Solutions, Inc., Ofek Aerial Photography Ltd., ZAP Group Ltd., Shamrad Electronics (1997) Ltd., and Hashahar Telecom and Electricity Ltd., respectively.

●	Consolidated cash and cash equivalents and short-term bank deposits totaled approximately $406.2 million as of June 30, 2025, compared to approximately $563.2 million as of December 31, 2024.

●	Total equity as of June 30, 2025, was approximately $1.46 billion (representing 45.8% of the total consolidated statements of financial position), compared to approximately $1.39 billion (representing 46.1% of the total consolidated statements of financial position) as of December 31, 2024.

Declaration of Dividend for the Second Quarter of 2025

●	Based on the Company’s results, the Company’s board of directors approved the distribution of a cash dividend in an amount of NIS 1.69 per share (approximately $0.50 per share) and in an aggregate amount of approximately NIS 25.9 million (approximately $7.7 million).

●	The dividend is payable on October 28, 2025, to all of the Company’s shareholders of record at the close of trading on the Nasdaq Global Select Market (or the Tel-Aviv Stock Exchange, as appropriate) on October 14, 2025. The dividend will be paid in New Israeli Shekels with respect to the Company’s ordinary shares traded on the Tel Aviv Stock Exchange and American Depositary Receipts traded on the Nasdaq Global Select Market.

In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 30% (if the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company’s share capital) or 25% (for all other dividend recipients) of the dividend amount payable to each shareholder of record, subject to applicable exemptions.

Debentures Covenants

As of June 30, 2025, Formula Systems was in compliance with all of its financial covenants under the debenture series issued by it, based on the following achievements:

Covenant 1

●	Target equity attributable to Formula Systems’ shareholders (excluding non-controlling interests): required to be above $325 million.

●	Actual equity attributable to Formula Systems’ shareholders as of June 30, 2025 was $722.9 million.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for Formula Systems’ Series C and D Secured Debentures): required to be below 65%.

●	Actual ratio of net financial indebtedness to net capitalization, as of June 30, 2025, was 6.13%.

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four most recent quarters): required to be below 5.

●	Actual ratio of net financial indebtedness to EBITDA as of June 30, 2025 was 0.23.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said: “The Formula Systems group continues to demonstrate strong and consistent performance, achieving record first-half results across key financial and operational metrics, including revenues, gross profit, operating income and EBITDA. These achievements reflect our ongoing focus on driving sustainable growth and operational excellence across all of our business segments. We are proud to be continually recognized as leaders in our fields of expertise, while implementing and advancing fast-growing technologies such as cloud, cyber, digital, data, DevOps, InsureTech and AI. These technologies allow us to generate meaningful value for our customers by helping them manage, streamline, accelerate and expand their businesses. Guided by our core values of innovation, professionalism, agility and transparency, we remain committed to consistently creating value for our customers and contributing to their long-term growth.”

“Matrix reported its best second quarter in history with record-breaking results recorded across all its key financial indices: revenues, gross profit, operating income, net income and EBITDA. Matrix revenues for the second quarter grew by 8.9% year over year, when measured based on New Israeli Shekel, reaching an all-time second quarter high of NIS 1.45 billion (approximately $405.3 million). Operating income for the second quarter increased by 13.9%, year over year, when measured based on New Israeli Shekel, reaching an all-time second quarter high of NIS 126.7 million (approximately $35.4 million). We are pleased with Matrix’s continued recognition as a market leader in Israel in the implementation of the fastest-growing technologies, such as cloud, cyber, digital, data, DevOps and AI, which enable the company to create significant value for its customers in managing, streamlining, accelerating and making its businesses thrive. Our activities with the defense sector and defense industries continue to be extensive and demonstrate consistent growth. Matrix’s leading position, particularly in high-demand technologies and solutions, its broad range of technological services and solutions, its wide sectoral diversification, and its extensive U.S. operations all enable Matrix to maintain its vitality, value, and leadership in the industry for its clients, partners, and investors. These strengths allow Matrix to continue demonstrating growth even during challenging political and security periods, including the mobilization of hundreds of Matrix employees to reserve duty.”

“Magic Software reported another strong quarter of growth and resilience, with a 11.3% year-over-year increase in revenues, reaching $151.6 million, crossing $150 million of quarterly revenues for the first time. This performance reflects the continued success of Magic Software’s strategic focus on delivering value to its customers through innovative digital and cloud transformation solutions. While navigating a challenging political and security period, Magic Software’s diversified portfolio and strong client relationships have enabled it to achieve consistent growth. Looking ahead, we are confident in Magic Software’s ability to continue building on this momentum as it further invests in its business and enhances its capabilities to meet the evolving needs of its customers worldwide. Magic Software revised its full-year 2025 revenue guidance, increasing the previous estimated range of $593 million to $603 million to a revised range of $600 million to $610 million. This updated guidance reflects Magic Software’s sustained operational momentum and favorable outlook for the second half of the fiscal year, representing an anticipated annual revenue growth rate of approximately 8.6% to 10.4% as compared to the prior fiscal year. We believe in Magic Software’s ability to sustain momentum and drive long-term profitability, delivering lasting value to its shareholders.”

“During the second quarter of 2025, Sapiens completed the acquisitions of AdvantageGo and Candella. These transactions are expected to further strengthen Sapiens’ position in the Property & Casualty (P&C) and Life segments, while supporting the continued execution of its 2025 strategic priorities, including the signing of new agreements and the deepening of customer relationships across its Life, P&C, and Reinsurance businesses. Sapiens’ comprehensive insurance platform enables insurers to advance their digital transformation, enhance operational efficiency, and adopt AI-driven innovations. Sapiens reaffirmed its commitment to ongoing platform innovation, increased cross-selling opportunities, accelerated cloud adoption, and the global expansion of its Life & Annuities business, all of which are intended to serve as key growth drivers in 2026.”

“Alongside Sapiens’ solid business performance this quarter, I am pleased to highlight the recently announced agreement with Advent for the acquisition of a majority stake in Sapiens (“Agreement”), which represents a significant milestone in Sapiens’ journey. Under the terms of the Agreement, which has been unanimously approved by Sapiens’ Board of Directors, Sapiens shareholders will receive $43.50 per common share in cash, representing a premium of approximately 64% over Sapiens’ undisturbed closing share price of $26.52 on August 8, 2025, the last full trading day prior to this announcement, and a premium of approximately 51% to both the 30-day and 60-day volume-weighted average price as of August 8, 2025. Formula Systems is selling approximately 72% of its interest in Sapiens while rolling over the remaining 28%, which under the new structure will translate into an approximately 18% ownership stake. Retaining this meaningful minority position reflects our continued conviction in Sapiens’ long-term strategy, its talented team, and the exciting opportunities ahead in partnership with Advent to accelerate the transition to AI and SaaS, delivering the next generation of insurance solutions for our customers. This partnership builds on Formula’s longstanding commitment to innovation while bringing in Advent’s global expertise and resources. Customers can be assured that the trusted relationships, service quality, and industry leadership they have relied upon will remain, strengthened by a shared vision for driving the future of insurance technology.

The transaction is expected to close in Q4 2025 or Q1 2026, subject to the satisfaction of customary closing conditions, including approval by Sapiens’ shareholders and receipt of regulatory approvals. Subject to conditions precedent, Formula estimates an expected capital gain of approximately $775 million before costs in its consolidated financial statements upon closing.”

“Michpal Technologies’ is currently in advanced stages of preparation for an initial public offering (the “IPO”), subject to prevailing market conditions, regulatory approvals and other customary closing conditions. No assurance can be given as to the timing, pricing or ultimate terms of the IPO, nor that the IPO will be completed in accordance with the anticipated timeline or at all. Michpal Technologies, together with its subsidiaries (collectively, the “Michpal Group”), engages in the fields of payroll, recruitment, time and attendance, pension administration, and human resources, as well as in the provision of software solutions for business and financial processes. As part of its activities, the Michpal Group develops and offers a broad suite of services, software products and proprietary technological solutions covering the full spectrum of human capital management within organizations. These offerings integrate cloud-based, artificial intelligence and automation technologies, alongside advanced solutions for the management of complex (partly digital) business processes across multiple use cases. Michpal Technologies revenues for the first half of 2025 reached a record-breaking NIS 97.2 million (approximately $27 million), reflecting 29.1% year-over-year growth.

Michpal Technologies is one of the most established companies in the Israeli market in the areas of payroll and pension solutions, with a proven track record, significant experience, and, in our assessment, a leading position in Israel in payroll and human resources solutions. Its subsidiaries, which generally exemplify technological integration, also possess longstanding reputations in a variety of technological activities and solutions. This enables the Michpal Group to provide a comprehensive and innovative portfolio of solutions, creating synergies between payroll and Human Resources systems on the one hand, and financial and operational systems on the other.”

“TSG concluded the first half of 2025 with record-breaking results, demonstrating significant growth in revenue and profits. Revenues for the first half increased by approximately 35% year over year to a first-half record-breaking NIS 205.6 million (approximately $57.2 million). Operating income for the first half of 2025 increased by 49.8% year-over-year to NIS 18.5 million (approximately $5.1 million), compared to NIS 12.4 million (approximately $3.4 million) in the same period last year. TSG continues to advance the expansion and enhancement of its operations while strengthening its marketing and sales capabilities both domestically and internationally. TSG has also expanded product development across its two main sectors and is actively pursuing mergers and acquisitions initiatives to enhance its capabilities and further capitalize on its business potential.”

“Over the recent period, Zap Group, Israel’s leading consumer websites company, has demonstrated agility in adapting to evolving market dynamics. The launch of its groundbreaking E-Commerce Marketplace platform marked a pivotal transformation in its business model. By integrating cutting-edge technology and service-driven solutions, Zap Group has enhanced its relationships with small and medium-sized businesses, driving higher sales volumes, while deepening connections with end consumers through a 360-degree, holistic experience. The Marketplace platform is delivering strong and consistent results, with tens of thousands of transactions and revenues in the tens of millions of NIS. It currently hosts over 400 active stores offering more than 100,000 products, highlighting its established market presence and role as a key growth engine for Zap Group. The platform enables businesses to engage directly with consumers, fostering personalized relationships, leveraging data-driven insights, and effectively managing customer journeys. This innovation positions Zap Group at the forefront of Israel’s digital economy. In response to broader economic challenges, including the political and security situations in Israel, Zap Group has adopted a prudent approach to investments and operations. While prioritizing operational efficiency and cost optimization, Zap Group remains committed to growth. As it continues to expand its digital platforms, enhance customer engagement, and optimize data management, Zap Group is well-positioned to deliver seamless and value-driven e-commerce experiences.”

Stand-Alone Financial Measures

This press release presents, further below, certain stand-alone financial measures to reflect Formula Systems’ stand-alone financial position in reference to its assets and liabilities as the parent company of its group of companies. These financial measures are prepared consistently with the accounting principles applied in the consolidated financial statements of the group. Such measures include investments in subsidiaries and a jointly controlled entity measured at cost adjusted by Formula Systems’ share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.

Formula Systems believes that these financial measures provide useful information to management and investors regarding Formula Systems’ stand-alone financial position. Formula Systems’ management uses these measures to compare the Company’s performance in the current period to that of prior periods for trend analysis. These measures are also used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these stand-alone financial measures provides an additional tool for investors to use in evaluating Formula Systems’ financial position.

Management of the Company does not consider these stand-alone measures in isolation or as an alternative to financial measures determined in accordance with GAAP. Formula Systems urges investors to review the consolidated financial statements which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business or financial position.

Important Note re: Potential Initial Public Offering of Michpal Technologies

This press release is not an offer for sale of securities of Michpal Technologies. Securities of Michpal Technologies may not be offered or sold in the United States absent registration under the Securities Act of 1933, as amended, or an exemption from the registration requirements thereunder. Any potential initial public offering of securities of Michpal Technologies will only occur pursuant to an effective registration statement filed under the U.S. Securities Act of 1933, as amended, and a prospectus forming a part thereof.

About Formula Systems

Formula Systems, whose ordinary shares are traded on the Tel-Aviv Stock Exchange and ADSs are traded on the Nasdaq Global Select Market, is a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on Formula Systems’ (“we,” “us” or “our”) beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: adverse macro-economic trends and their duration, including persistent inflation, relatively high interest rates, and supply chain delays, which trends may last for a significant period and materially adversely affect our results of operations; the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the degree of our success in developing and deploying new technologies for software solutions that address the updated needs of our customers and serve as the basis for our revenues; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems particularly in the current hybrid office/work-from-home environment; risks related to industries, such as the insurance, healthcare, defense and the telecom, in which certain of our clients operate; risks posed by our global sales and operations, such as changes in regulatory requirements, supply chain disruptions, geopolitical, wide-spread viruses and epidemics or fluctuations in currency exchange rates; and risks related to our and our subsidiaries’ principal location in Israel.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Item 3.D Risk Factors” in our most recent Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission on May 14, 2025, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance, events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, or to conform those statements to actual results or to changes in our expectations.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
	Unaudited		Unaudited
Revenues	743,369	667,680	1,498,051	1,366,081
Cost of revenues	557,874	501,234	1,131,848	1,035,420
Gross profit	185,495	166,446	366,203	330,661
Research and development costs, net	23,821	20,432	44,909	40,649
Selling, marketing and general and administrative expenses	93,785	80,975	182,861	162,388
Operating income	67,889	65,039	138,433	127,624

Financial expenses, net	10,226	3,829	15,764	9,431
Income before taxes on income	57,663	61,210	122,669	118,193
Taxes on income	14,428	13,650	29,880	27,108
Income after taxes	43,235	47,560	92,789	91,085
Share of profit (loss) of companies accounted for at equity, net	211	(135)	1,039	(32)
Net income	43,446	47,425	93,828	91,053
Net income attributable to non-controlling interests	28,393	28,586	59,459	55,055
Net income attributable to Formula Systems shareholders	15,053	18,839	34,369	35,998

Earnings per share (basic)	0.98	1.23	2.26	2.36
Earnings per share (diluted)	0.95	1.20	2.20	2.31

Number of shares used in computing earnings per share (basic)	15,308,389	15,304,355	15,308,014	15,303,811
Number of shares used in computing earnings per share (diluted)	15,758,290	15,624,160	15,741,968	15,597,645

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	June 30,	December 31,
	2025	2024
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	393,190	507,799
Short-term deposits	12,975	55,401
Trade receivables, net	883,206	803,235
Prepaid expenses and other accounts receivable	109,612	89,882
Inventories	48,100	30,728
Total current assets	1,447,083	1,487,045

NON-CURRENT ASSETS:
Long-term investments and receivables	65,344	54,629
Deferred taxes	39,572	33,850
Investments in companies accounted for at equity	35,673	39,196
Property, plants and equipment, net	55,985	51,795
Right-of-use assets	170,188	156,225
Intangible assets, net and goodwill	1,382,824	1,192,156
Total non-current assets	1,749,586	1,527,851

Total assets	3,196,669	3,014,896

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Loans from banks and others	158,385	141,782
Debentures	93,410	86,782
Current maturities of lease liabilities	49,649	45,240
Trade payables	287,712	296,211
Deferred revenues	205,175	173,959
Employees and payroll accrual	239,596	234,845
Other accounts payable	93,116	98,046
Dividend payable	7,139	-
Liabilities in respect of business combinations	8,348	9,191
Put options of non-controlling interests	50,715	52,420
Total current liabilities	1,193,245	1,138,476

LONG-TERM LIABILITIES:
Loans from banks and others	79,319	62,733
Debentures	170,561	188,090
Lease liabilities	132,549	119,586
Other long-term liabilities	12,615	11,708
Deferred taxes	51,421	42,894
Deferred revenues	16,672	12,522
Liabilities in respect of business combinations	8,074	8,751
Put options of non-controlling interests	56,882	30,553
Employees benefit liabilities	12,801	10,238
Total long-term liabilities	540,894	487,075

EQUITY
Total equity attributable to Formula Systems (1985) Ltd. shareholders	722,920	679,338
Non-controlling interests	739,610	710,007
Total equity	1,462,530	1,389,345

Total liabilities and equity	3,196,669	3,014,896

FORMULA SYSTEMS (1985) LTD.

STAND-ALONE STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	June 30,	December 31,
	2025	2024
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	56,603	25,599
Dividend receivable	9,438	12,013
Other accounts receivable and prepaid expenses	5,220	4,798
Total current assets	71,261	42,410

NON-CURRENT ASSETS:
Investment in subsidiaries and a jointly controlled entity (*)
Matrix IT Ltd.	177,573	162,133
Sapiens International Corporation N.V.	272,760	264,349
Magic Software Enterprises Ltd.	134,556	133,786
TSG IT Advanced Systems Ltd.	22,107	20,453
Michpal Technologies Ltd.	80,241	69,127
ZAP Group	55,975	55,392
Other	45,563	47,722
Total investment in subsidiaries and a jointly controlled entity	788,775	752,962

Other investments and Long term receivables	23,408	24,860
Property, plants and equipment, net	10	10
Total non-current assets	812,193	777,832

Total assets	883,454	820,242

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Loans from banks and others	2,478	2,294
Debentures	49,562	45,807
Trade payables	1,268	1,146
Other accounts payable	4,189	2,109
Put options of non-controlling interests	1,185	1,005
Dividends payable	7,139	-
Total current liabilities	65,821	52,361

LONG-TERM LIABILITIES:
Loans from banks and others	2,059	3,047
Debentures	92,654	85,496
Total long-term liabilities	94,713	88,543

EQUITY	722,920	679,338

TOTAL LIABILITIES AND EQUITY	883,454	820,242

(*)	The investments' carrying amounts are measured consistent with the accounting principles applied in the consolidated financial statements of the Group and representing the investments’ cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.